Pricing Term Sheet

Registration Statement No. 333-170922

Dated January 22, 2014

Filed pursuant to Rule 433

FINAL PRICING TERMS OF THE REPUBLIC OF TURKEY USD 2,500,000,000 5.750% NOTES DUE MARCH 22, 2024

ISSUER:	The Republic of Turkey

SECURITIES:	5.750% Notes due March 22, 2024

PRICING DATE:	January 22, 2014

ISSUE FORMAT:	Global (SEC Registered)

EXPECTED RATINGS OF THE NOTES*:	Baa3 (Moody’s) / BBB- (Fitch)

ISSUE SIZE:	USD 2,500,000,000

PRICE TO PUBLIC:	99.251%

TOTAL FEES:	USD 1,875,000 (0.075%)

PROCEEDS TO ISSUER:	USD 2,479,400,000

YIELD TO MATURITY:	5.850% per annum

COUPON:	5.750% per annum, payable semi-annually on a 30/360-day basis

MATURITY DATE:	March 22, 2024

SPREAD TO US TREASURY:	299.2 bps

BENCHMARK US TREASURY:	2.750% US Treasury due November 2023

BENCHMARK US TREASURY YIELD:	2.858%

DENOMINATIONS:	USD 200,000/USD 1,000

INTEREST PAYMENT DATES:	March 22 and September 22, beginning on March 22, 2014 (short first coupon)

CUSIP/ISIN:	900123 CF5/US900123CF53

EXPECTED LISTING:	Luxembourg Stock Exchange

LEAD-MANAGERS/BOOKRUNNERS:	Citigroup Global Markets Inc. HSBC Bank plc Morgan Stanley & Co. International plc

SETTLEMENT:	Expected January 29, 2014 through the book-entry facilities of The Depository Trust Company

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, any prospectus supplement or free writing prospectus for this offering if you request it by calling toll-free Citigroup Global Markets Inc. at 1-800-831-9146, HSBC Bank plc at 1-866-811-8049, or Morgan Stanley & Co. International plc at 1-866-718-1649 (wholesale) and 1-800-584-6837 (retail only).

The preliminary prospectus supplement relating to the notes is available under the following link:

http://www.sec.gov/Archives/edgar/data/869687/000119312514017074/d630697d424b5.htm

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